# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BIOLIFE SOLUTIONS INC, CIK 0000834365
CUSIP: 09062W204
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3303 Monte Villa Parkway, Suite 310, Bothell, Washington (WA), 98021
Date of event which requires filing of this statement: 05/20/2026
Amends the filing with accession number 0000919574-23-005793
Filed by CIK 0001534261
Persons authorized to receive notices and communications: Eli Casdin, Casdin Capital, LLC, 1350 Avenue of the Americas, Suite 2600, New York, New York (NY), 10019, 212) 897-5438

## Reporting persons
- Casdin Capital, LLC (CIK 0001534261): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,757,165; sole dispositive power 0; shared dispositive power 4,757,165; aggregate amount beneficially owned 4,757,165 (9.7% of the class)
- Casdin Partners Master Fund, L.P. (CIK 0001534265): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 4,757,165; sole dispositive power 0; shared dispositive power 4,757,165; aggregate amount beneficially owned 4,757,165 (9.7% of the class)
- Casdin Partners GP, LLC (CIK 0001534260): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,757,165; sole dispositive power 0; shared dispositive power 4,757,165; aggregate amount beneficially owned 4,757,165 (9.7% of the class)
- Eli Casdin (CIK 0001534264): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,757,165; sole dispositive power 0; shared dispositive power 4,757,165; aggregate amount beneficially owned 4,757,165 (9.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: BIOLIFE SOLUTIONS INC
Address of issuer's principal executive offices: 3303 Monte Villa Parkway, Suite 310, Bothell, Washington (WA), 98021
Comment: The name of the issuer is BioLife Solutions, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 3303 Monte Villa Parkway, Suite 310, Bothell, Washington, 98021. This Schedule 13D amendment relates to the Issuer's Common Stock, par value $0.001 per share (the "Shares").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Casdin Capital, LLC, a Delaware limited liability company ("Casdin"), Casdin Partners Master Fund, L.P., a Cayman Islands exempted limited partnership (the "Fund"), Casdin Partners GP, LLC, a Delaware limited liability company (the "GP") and Eli Casdin, a United States citizen (collectively, the "Reporting Persons").
Residence or business address: The principal business address for each of the Reporting Persons is 1350 Avenue of the Americas, Suite 2600, New York, New York 10019.
Present principal occupation or employment: Eli Casdin is the managing member of Casdin and the GP. The principal business of Casdin is serving as an investment adviser to its clients. The principal business of the GP is serving as the general partner to certain private funds. Casdin is the investment manager to the Fund and the GP is the general partner of the Fund. The principal business of the Fund is purchasing, holding and selling securities for investment purposes.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The funds for the purchase of the Shares by the Fund came from the working capital of the Fund, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be listed from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Casdin, the Fund, the GP and Eli Casdin may be deemed to be the beneficial owners of 4,757,165 Shares, constituting 9.7% of the Shares based upon 48,857,415* Shares outstanding.

Casdin has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,757,165 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 4,757,165 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,757,165 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 4,757,165 Shares.

The GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,757,165 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 4,757,165 Shares.

Eli Casdin has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,757,165 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 4,757,165 Shares.

The transactions by the Reporting Persons in the Shares are set forth in Exhibit B.

*This outstanding Shares figure reflects the number of outstanding Shares as of April 30, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A: Joint Filing Agreement
Exhibit B: Schedule of Transactions in Shares

## Signatures
- Casdin Capital, LLC: /s/ Eli Casdin, Eli Casdin, Managing Member (05/22/2026)
- Casdin Partners Master Fund, L.P.: /s/ Eli Casdin, Eli Casdin, Managing Member of its General Partner (05/22/2026)
- Casdin Partners GP, LLC: /s/ Eli Casdin, Eli Casdin, Managing Member (05/22/2026)
- Eli Casdin: /s/ Eli Casdin, By Eli Casdin (05/22/2026)
Comment: These reporting persons disclaim beneficial ownership of these reported securities except to the extent of their pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.